07/01/2021 10:24 (FAX) P.001/016

LONG ISLAND FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

(with supplementary information)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LONG ISLAND FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WOODCREST DRIVE
(No. and Street)

Roslyn (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STUART REIS 516-741-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAS, LLP
(Name – if individual, state last, first, middle name)

132 NASSAU STREET SUITE 1023	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STUART REIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LONG ISLAND FINANCIAL GROUP, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Due to covid-19 we are not able to notarize

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Long Island Financial Group Inc
Table of Contents
December 31, 2020

Report of Independent Registered Public Account Firm	1
Statement of Financial Conditions	2
Statement of Operations	3
State of Changes in Stockholders Equity	4
Statement of Cash Flow	5
Notes to Financial Statements	6,7,8
Schedule I- Computation of net capital under Rule 15c3-1	9
Schedule II- Computation for determination of reserve requirement under Rule 15c3-3	10
Schedule III- Information relating to possession or control requirement under Rule 15c3-3	11
Exemption Report	12
Report of Indepdent Registered Public Accounting firm regarding 15C3-3 Exemption	13

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LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Long Island Financial Group, Inc.
2 Woodcrest Drive
Roslyn, NY 11576

<u>Opinion on the Financial Statements</u>
We have audited the accompanying statement of financial condition of Long Island Financial Group, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

<u>Auditor's Report on Supplemental Information</u>
The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Long Island Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019.

New York, NY
April 8, 2021

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Long Island Financial Group, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Assets:	
Cash	$ 136,897
Due from clearing firm	36,492
Accounts Receivable	13,278
Loan to stockholder	128,528
Leasehold Improvements	
net of accumulated depreciation of $37,426	850
Total Assets	$ 316,045

Liabilities and Stockholder's Equity

Liabilities:	
Accounts Payable & Accrued Expenses	$ 168,951
Bank Loan Payable PPP Loan	8,332
Total Liabilities	$ 177,283
Stockholder's Equity:	
Common stock, no par value ; authorized 100 shares issued and outstanding 4 shares	133,127
Additional paid-in capital	23,430
Retained deficit	(17,795)
Total stockholder's equity	138,762
Total liabilities and stockholders equity	$ 316,045

The accompanying notes are an integral part of this statement

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Long Island Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues:	
Commissions	$ 232,812
Other	35
Total Revenue	232,847
Expenses:	
Rent	39,305
Professional Fees	26,175
Commissions	24,244
Salary and Payroll Taxes	22,115
Outside Services	19,100
Repairs and Maintenance	8,710
Office	4,748
Clearance	4,125
Auto	3,643
Miscellaneous	3,472
Regulatory	3,078
Insurance	1,927
Depreciation	659
Total Expenses	161,301
Net Profit	$ 71,546

The accompanying notes are an integral part of this statement.

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Long Island Financial Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Number Of Shares	Common Stock	Additional Paid in capital	Accumulated Deficit	Total Stockholder's Equity
Balances- January 1, 2020	4	$ 133,127	$ 23,430	$ (89,341)	$ 67,216
Net Profit	0	-	-	71,546	71,546
Balances- December 31, 2020	4	$ 133,127	$ 23,430	$ (17,795)	$ 138,762

The accompanying notes are an integral part of this statement

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Long Island Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net Profit	$ 71,546
Adjustments to reconcile net income to cash from operating activities:	
Depreciation	659
Changes in assets and liabilities	
Decrease in accounts receivable	4,473
Increase from clearing broker	(35)
Increase in accounts payable	141,367
Net cash provided by operating activities	218,010
Cash Flows from Financing Activities	
Increase of Shareholder Loans	(89,934)
Increase of Bank Loan Payable PPP Loan	8,332
Net cash used in financing activities	(81,602)
Net increase in cash	136,408
Cash at Beginning of Year	489
Cash at End of Year	$ 136,897
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for:	
Taxes	$ 175

The accompanying notes are an integral part on this statement

Long Island Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2020

Note 1- **Nature of Business**

Long Island Financial Group, Inc. (The "Company") is a New York State corporation formed in 1992, for the purpose in the resale of securities and mutual funds as a broker/dealer. The Company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA)

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer

Note 2- **Summary of Significant Accounting Policies**

a) **Recent Accounting Pronouncements**

In May 2014, the Financial Accounting Standard Board ("FASB") issued Account Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2013-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-14), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15,2017, with early adoption permitted but not earlier than the original effective date. The company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the statement of financial condition and related disclosures.

b) **Revenue Recognition**

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (" ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to follow a five step model to (a) identify the contract (s) with a customer, (b) identify the performance obligations in the contract, (C) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probably that is significant reversal in the amount of consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and leasing contracts.

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c) **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholder is liable for individual income taxes on his respective shares of the Company's taxable income.

d) **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents.

e) **Fixed Assets**
Leasehold improvements are carried at cost and are depreciated over a useful life of 15 years using the straight line method.

f) **Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumption affect the reported amount of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- **Fair Value Measurements**
The company carries its investments at fair value. ASC 820 Fair Value Measurements and disclosures defines fair value as the price that would be received to sell an asset or paid to transfer the liability (i.e., the "exit price") in an orderly transaction between market participants as the measurement date. ASC 829 established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1- Fair values derived from unadjusted quotes prices of identical assets in active markets.

Level 2- Fair values derived from quotes prices of similar assets in active markets, quotes prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3- Fair values derived from inputs which are not observable in markets

Note 4 **Commitments**
Office Lease
The Company leases office space pursuant to a lease agreement that expired December 31,2020
A new rental agreement was implemented for one year ending on December 31, 2021.
The total rent to be paid in year 2021 will be $39,305.

Note 5 **Related Party Transactions**
Rental Expense- Long Island Financial Group, Inc., pays rent to Stuart Reis who is also the president and only stockholder of Long Island Financial Group, Inc.

The stockholder loan is with Stuart Reis who is a stockholder of Long Island Financial Group, Inc. It is a non interest bearing loan with no payback period.

Long Island Financial Group, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2020

Note 6 Leasehold Improvements

Leasehold Improvements at December 31, 2020 consists of:

Leasehold Improvements	$38,276
Less accumulated depreciation	- $37,426
Net	$ 850

Note 7 Net Capital Requirement

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2020 the Company had net capital of $17,716 which was $6,452 in excess of its required net capital of $11,264. The Copany's net capital ratio was 1400.82%.

Note 8 Subsequent Events

A coronavirus (COVID-10) was reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which as continued to spread to additional countries, and nay related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quaratine, facility, closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies, and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreakm however, as of the date of these consolidated financial statements, the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist elgible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through April 13, 2020 the date of the filing of the report. There have been material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2020.

Note 9 Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and indivudal investors. The Company introduces these transactions for clearance to another broker dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customer's in fulfilling their contractual obligations pursuant to securiites transactions can be directly impacted by volatile trading market which may impair the customer's ability to satisfy the obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it recieves from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

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Long Island Financial Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Comission
December 31, 2020

Credit Factors:		
Stockholder's Equity		$ 138,762
Total Credit Factors		138,762
Debit Factors:		
Loan from stockholder		128,528
Leasehold Improvements		850
Total Debit Factors		129,378
Bank Loan Payable PPP Loan		8,332
Net Capital		17,716
Less :		
Minimum net capital requirements Greater of 6-2/3% of Aggregate indebtedness or $5,000.00		11,264
Excess Net capital		$ 6,452
Capital Ratio (maximum allowance 1500%)		
(*) Aggregate indebtedness	168,951	
	= 953.66%	
Net Capital	17,716	
(*)Aggregate indebtedness		
Account Payable and accrued expenses		$ 168,951
Total Aggregate indebtedness		$ 168,951

Reconciliation with the Company's net capital as included in Part IIA of Form X-17A-5 As of December 31, 2020

Net Capital as reported in the Company's Part IIA Unauditied Focus Report	$ 12,304
Audit Adjustments	(2,920)
Bank Loan Payable PPP Loan	8,332
Net Capital per Above	$ 17,716

The accompanying notes are an integral part of this statement

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 DECEMBER 31, 2020

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

SCHEDULE III- INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
DECEMBER 31, 2020

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See report of independent registered public account inf firm.
CONDIDENTIAL TREATMENT REQUIRED

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Long Island Financial Group, Inc.

Exemption Report

For the Year December 31, 2020

Long Island Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports to be made by certain broker dealers"). This exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the company states the following

1) The Company claims and exemption from 240.15c3-3 under section (k)(2)(ii).
2) The Company met such exemption provision in 240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exemption.

I, Stuart Reis swear (or affirm) that to the best of my knowledge and belief, this exemption report true and correct.

By. Stuart Reis President

Title- President